Software Acquisition Group Inc. III

1980 Festival Plaza Drive, Suite 300

Las Vegas, Nevada 89135

July 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf

Donald Field

RE: Software Acquisition Group Inc. III

        Registration Statement on Form S-4, as amended

        File No. 333-262723

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Software Acquisition Group Inc. III (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 27, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jonathan S. Huberman
Jonathan S. Huberman
Chairman, Chief Executive Officer And Chief Financial Officer